Davis Polk & Wardwell
450 Lexington Ave
New York, NY 10017

212-450-4526

October 4, 2005

Re:	Mercantile Long-Short Manager Fund LLC
Registration Statement on Form N-2
Registration Nos. 333-128729 and 811-21258

Kimberley A. Browning
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms. Browning:

     As per our conversation on Wednesday, September 28, 2005 and our letter dated October 4, 2005, enclosed herewith is one courtesy redlined copy of the Registration Statements on Form N-2 for Amendment No. 3 of Mercantile Long-Short Manager Fund LLC marked to show changes against Amendment No. 2 of Mercantile Long-Short Manager Fund LLC.

Kimberley A. Browning	-2-	October 4, 2005

     Please contact Susan Betteridge Baker at (212) 450-4291, Barbora Moring at (212) 450-4206 or the undersigned at (212) 450-4526 with any questions or comments you may have regarding the enclosed documents.

Very truly yours,

Priya Udeshi

Enclosures
cc w/o enc:

Richard Pforte
Securities and Exchange Commission
Savonne Ferguson
Mercantile Long-Short Manager Fund LLC
S. Elliot Cohan
Kramer Levin Naftalis & Frankel LLP
Yukako Kawata
Susan Betteridge Baker
Barbora Moring

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